



Leo Alicante · 2nd

Energy, Engineering & Technology

Philadelphia, Pennsylvania, United States · 500+ connections ·

Contact info

 **Quioveo Energy**

 **Stanford University**

Experience



Founder

Quioveo Energy · Full-time
Mar 2019 – Present · 2 yrs 1 mo
Greater Philadelphia Area



Energy and Technology Consultant

Various Companies · Full-time
Jan 2017 – Dec 2018 · 2 yrs
Philadelphia,Pennsylvania

A 360-degree approach to consulting clients in the realm of energy.
• I worked with industrial, residential, commercial and NGO clients to create and/ or bolster their unique and dynamic energy portfolios.
• Projects included: procurement, consumption reduction strategies, efficient ener ...see more



LEAN 5-S Continuous Improvement Manager

Air Hygiene International, Inc.
Oct 2011 – Oct 2016 · 5 yrs 1 mo

• Created Lean 5-S Division, reporting to CEO of a $40M industrial company that provides

emissions testing for world power and energy leaders.
• Responsible for identifying organizational inefficiencies, eliminating waste and utilizing Lean
5-S to plan, implement, and track projects; Applied Lean 5-S principles to in-house...see more

Engineer Co-Op

Air Hygiene Inc

Jun 2011 – Oct 2012 · 1 yr 5 mos

• Engineer assistant at national leader in air emissions and efficiency testing. Worked at multiple power plants and refineries nationally.
• Safety training: DOT, Hazmat; site-specific safety training

Education



Stanford University

Energy Innovation & Emerging Technologies



The University of Tulsa

Engineering



University of North Dakota

Bachelor of Engineering - BE

Skills

Energy Industry

Business Development

Lean Operations

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